

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 9, 2017

Lowell C. McAdam
Chairman and Chief Executive Officer
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Re: **Verizon Communications Inc.**
        Registration Statement on Form S-4
        Filed June 5, 2017
        File No. 333-218484

Dear Mr. McAdam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications